SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                           FOR THE MONTH OF JULY 2003

                     SAPIENS INTERNATIONAL CORPORATION N.V.
                 (translation of registrant's name into English)

                              C/O LANDHUIS JOONCHI
                           KAYA RICHARD J. BEAUJON Z/N
                                  P.O. BOX 837
                                   WILLEMSTAD
                          CURACAO, NETHERLANDS ANTILLES
                                (599) (9) 7366277
                    (address of principal executive offices)

      [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F]

                           Form 20-F |X| Form 40-F |_|

         [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934]

                                 Yes |_| No |X|

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

                                   SAPIENS INTERNATIONAL CORPORATION N.V.
                                   (Registrant)

Date: July 30, 2003                By: /s/ NORMAN KOTLER
                                      --------------------------
                                           Norman Kotler
                                           General Counsel and
                                           Corporate Secretary

                     SAPIENS INTERNATIONAL CORPORATION N.V.
                NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

                               September 16, 2003

Notice is hereby given that the Annual General Meeting of Shareholders of Sapiens International Corporation N.V. (the "Company") will be held at the registered offices of the Company at Landhuis Joonchi Kaya Richard J. Beaujou z/u, Curacao, Netherlands Antilles, on September 16, 2003 at 10:00 am (Curacao time), for the following purposes:

      1. To approve the Board of Directors' annual report on the management of the business of the Company for the year ended December 31, 2002.

      2. To approve and adopt the Company's Consolidated Balance Sheet as of December 31, 2002 and the related Consolidated Statements of Operations (profit and loss account) and Cash Flows for the year then ended.

      3. To approve the discharge of the Board of Directors for the management of the affairs of the Company for the year ended December 31, 2002.

      4. To elect the following slate of nominees to the Board of Directors of the Company to serve as directors of the Company until the next annual general meeting of shareholders of the Company: Ron Zuckerman, Dan Goldstein, Gad Goldstein, Naamit Salomon, Yeoshua Agassi, Yocheved Dvir, Rammy Ringel, Yitzhak Sharir and Intertrust (Curacao) N.V.

      5. To approve the appointment of Kost, Forer & Gabbay, a member of Ernst & Young Global, as independent public accountants to audit the accounts of the Company for the year ending December 31, 2003.

      6. To approve the extension of the Company's 1992 Stock Option and Incentive Plan for an additional 10 years.

      7. To approve the adoption of the Sapiens International Corporation N.V. 2003 Share Option Plan.

      8. To transact such other business and to take action upon such other matters as may properly come before the meeting or any adjournment thereof.

The close of business on August 7, 2003 has been fixed as the record date of the Meeting. All shareholders of record at such time are entitled to notice of, and to vote at, the Meeting.

Shareholders who do not expect to attend the meeting in person are requested to mark, date, sign and mail the enclosed proxy as promptly as possible in the enclosed stamped envelope.

                                        By Order of the Board of Directors

                                        Norman Kotler
                                        General Counsel and Corporate Secretary


Curacao, Netherlands Antilles
Date: August 19, 2003

                                PROXY STATEMENT

                             ---------------------

                     Sapiens International Corporation N.V.
                                Landhuis Joonchi
                           Kaya Richard J. Beaujou z/u
                          Curacao, Netherlands Antilles

                     ANNUAL GENERAL MEETING OF SHAREHOLDERS
                               September 16, 2003

      This Proxy Statement is being furnished in connection with the solicitations by the board of directors (the "Board of Directors") of Sapiens International Corporation N.V. (the "Company") of proxies for use at the Company's Annual General Meeting of Shareholders (the "Meeting") to be held on September 16, 2003, or at any adjournment thereof. Business at the Meeting is conducted in accordance with the procedures determined by the presiding officer and is generally limited to matters promptly brought before the Meeting by or at the request of the Board of Directors or its Chairman.

      The Company's Annual Report to Shareholders for the year ended December 31, 2002 (the "Annual Report") is enclosed herewith. The Company's Consolidated Balance Sheet as of December 31, 2002, and the related Consolidated Statements of Operations (profit and loss account) and Cash Flows for the year ended December 31, 2002, are included in the Annual Report.

VOTING PROCEDURE

      Each Shareholder of record at the close of business on August 7, 2003 is entitled to notice of, and to vote at, the Meeting. Each Common Share held by such a Shareholder of record is entitled to one vote for each matter to be voted on at the Meeting. The Articles of Incorporation of the Company state that no action may be taken at any General Meeting of Shareholders unless a quorum consisting of the holders of at least one-half of the outstanding shares having voting rights are present at such meeting in person or represented by proxy. If a quorum is not present in person or represented by proxy in any such meeting, a second general meeting shall be called to be held within two months, at which second meeting the quorum requirements shall not apply. Each resolution proposed at the Meeting requires the affirmative vote of Shareholders present in person or represented by proxy and holding Common Shares amounting in the aggregate to at least a majority of the votes actually cast with respect to such resolution.

      Shares cannot be voted at the meeting unless the owner of record is present in person or represented by proxy. The Company is incorporated in the Netherlands Antilles and, as required by the laws thereof and the Company's Articles of Incorporation, general meetings of shareholders must be held in Curacao where the Company is established. The enclosed proxy card is a means by which a Shareholder may authorize the voting of shares at the Meeting. It may be revoked at any time by written notice to the Secretary of the Company before it is voted. If it is not revoked, the shares represented will be voted in accordance with the proxy. Proxies for use at the meeting are being solicited by the Company's Board of Directors. Proxies are being mailed to Shareholders on or about August 19, 2003 and will be solicited chiefly by mail; however, certain officers, Directors, employees and agents of the Company, none of whom will receive additional compensation therefore, may solicit proxies by telephone, telegram or by other personal contacts. The Company will bear the cost of the solicitation of the proxies, including postage, printing and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of shares.

      On August 7, 2003 there were 10,974,738 Common Shares (par value 2.30 Euro per share) of the Company outstanding and entitled to vote.

AGENDA ITEMS

1. Annual Report of Management

      The Board of Directors' Annual Report on the management of the business of the Company for the year ended December 31, 2002, which is enclosed herewith, is submitted to the Shareholders' vote pursuant to the laws of the Netherlands Antilles.

      A majority of the votes cast is required for the approval of the Board of Director's Annual Report.

              The Board of Directors Recommends a Vote FOR Item 1.

2. Financial Statements

      The Company's Consolidated Balance Sheet as of December 31, 2002, and related Consolidated Statements of Operations (profit and loss account) and Cash Flows for the year ended December 31, 2002, are submitted to the Shareholders pursuant to the laws of the Netherlands Antilles and the Articles of Incorporation the Company adopted in conformity therewith.

      A majority of the votes cast is required for the approval and adoption of the financial results as set forth in such financial statements.

               The Board of Directors Recommends a Vote FOR Item 2

3. Discharge of Board of Directors

      The discharge of the Board of Directors for the management of the affairs of the Company for the year ended December 31, 2002, is submitted to the Shareholders.

      A majority of the votes cast is required for the approval of the discharge of the Board of Directors for the management of the affairs of the Company.

               The Board of Directors Recommends a Vote FOR Item 3

4. Election of Board of Directors

      The slate of nominees for election to the Board of Directors of the Company, Ron Zuckerman, Dan Goldstein, Gad Goldstein, Naamit Salomon, Yeoshua Agassi, Yocheved Dvir, Rammy Ringel, Yitzhak Sharir and Intertrust (Curacao) N.V., is submitted to the Shareholders for election to serve as directors of the Company until the next annual general meeting of shareholders of the Company.

      Please consider the following information regarding the individuals who will comprise the Company's Board of Directors assuming election of the 9 nominees. During 2002, the Board held four meetings.

      Ron Zuckerman has served as a director of the Company since May 1991 and assumed the position of Chairman of the Board of Directors on January 1, 1998. He served as Chief Executive Officer of the Company from January 1995 until March 31, 2000. Mr. Zuckerman served as Chief Operating Officer of the Company from its incorporation until April 1994.

      Dan Goldstein has served as a director of the Company since March 2001. Mr. Goldstein has served as Chairman of the Board and Chief Executive Officer of Formula Systems (1985) Ltd. ("Formula") since January 1985. Mr. Goldstein is also Chairman of the Board or a director of other companies which are subsidiaries and affiliates of Formula (such companies, together with Formula, to be referred to as the "Formula Group"), including but not limited to Crystal Systems Solutions Ltd. ("Crystal"), Magic Software Enterprises Ltd. ("Magic") and Matrix IT Ltd. ("Matrix").

      Gad Goldstein has served as a director of the Company since July 2002. Mr. Goldstein has been President of Formula since 1995 and a director of Formula since 1985. Between 1985 and 1995, Mr. Goldstein was Vice President of Formula. In addition, Mr. Goldstein is Chairman of the Board of Crystal and serves as a director of other companies in the Formula Group, including but not limited to Magic and Matrix. Gad Goldstein is the brother of Dan Goldstein.

      Naamit Salomon has served as Vice President, Finance of Formula since August 1997. Ms. Salomon also serves as a director of Magic. From 1990 through August 1997, Ms. Salomon was a controller of two large, privately held companies in the Formula Group.

      Yeoshua Agassi served as President and Chief Executive Officer of Scitex Corporation Ltd. from 2001 to 2003. In parallel, Mr. Agassi served as Executive Vice President of Clal Industries and Investments Ltd. Prior to that, Mr. Agassi served as General Manager of Leumicard Ltd. From 1993 to 1998 Mr. Agassi served as General Manager for the Israel Direct Insurance Company (IDI) which he co-founded. Mr. Agassi served as Vice President at the Hamagen Insurance Company from 1987 to 1993 and Vice President at the Phoenix Assurance Company from 1983 to 1987.

      Yocheved (Yochi) Dvir has been an independent strategic consultant to various projects since August 2002. Prior to then she was a Senior Vice President of the Migdal Group, one of Israel's foremost insurance groups, since 1992. She joined the Migdal Group in 1981 and held a number of senior financial and management positions, including Head of the Economics Department from 1986 to 1988, Head of the Corporate Office from 1989 to 1992, Head of the General Insurance Division and Corporate Office from 1993 to 1997, Head of the Finance Division (chief financial officer) from 1997 to November 1999 and Head of the group's Strategic Development Division and Marketing Array and a Risk Manager from November 1999 to July 2000. Ms. Dvir serves on the boards of directors of a number of Israeli companies including Menorah Insurance Company Ltd. and Elite Industries Ltd.

      Rammy Ringel is a Managing Director of Trigger Consulting Ltd. ("Trigger"), a management consulting firm specializing in business strategy, business development and mergers and acquisitions in international markets. Mr. Ringel co-founded Trigger in 1995. From 1987 to 1995, he worked as a consultant and then partner at Shaldor Ltd., an Israeli strategic management consulting firm. From 1984 to 1986, Mr. Ringel was employed as a software engineer by Israeli Aircraft Industries.

      Yitzhak Sharir joined the Company as Chief Executive Officer in November 2000. Prior to joining the Company, Mr. Sharir served as General Manager of Nilit Industries from 1994 through 2000. Prior to joining Nilit, Mr. Sharir served as President & CEO of Orlite Industries from 1990 through 1994. Mr. Sharir also served as Executive Vice President and General Manager of Oshap Technologies (1985-1989), Vice President Technology of Urdan Industries (1983-1985), and manager of engineering teams at Israel Aircraft Industries and Israel's Nuclear Research Center.

      Intertrust (Curacao) N.V. is a corporate body organized and existing under the laws of the Netherlands Antilles. It has provided the Company with corporate-related services since April 1990, including but not limited to serving in the past as the Company's transfer agent and registrar, maintaining the corporate-related records of the Company, and filing various corporate documents with the governmental authorities in the Netherlands Antilles.

Director Compensation

      No director who is an employee of the Company is compensated for service as a member of the Board of Directors or any committee of the Board of Directors. Compensation for non-employee directors consists of a per Board Meeting fee of $1000, a per Committee Meeting fee of $500 and a per telephonic Board Meeting fee of $500. Directors are reimbursed for travel expenses incurred on behalf of the Company. A director who is required to spend a substantial amount of time in order to travel to a meeting is paid $1,000 for a travel day.

      Each active non-employee director is also a participant in the Company's 1992 Stock Option Plan. In the first quarter of each year, each Board member is granted options to purchase 20,000 shares of the Company's Common Stock. The exercise price of each option is 100% of the closing price of the Company's stock as reported by NASDAQ on the date of grant. Each option granted under the stock option plan becomes exercisable at a rate of 25% per annum on the first, second, third and fourth anniversaries of the date of grant and expires ten years from the date of grant. The plan contains provisions regarding the exercisability and termination of outstanding options in the event of termination of service, retirement, disability, death and change in control of the Company.

      A majority of the votes cast is required for the approval of the election of the Board of Directors.

5. Appointment of Auditors

      Kost, Forer & Gabbay, a member of Ernst & Young Global, has been selected by the Board of Directors as independent public accountants to audit the accounts of the Company for the year 2003.

      A majority of the votes cast is required for approval of Kost, Forer & Gabbay as independent public accountants to audit the accounts of the Company for the year 2003.

               The Board of Directors Recommends a Vote FOR Item 5

6. Extension of the Company's 1992 Stock Option and Incentive Plan

      On April 2, 1992, the shareholders of the Company approved the adoption of the Sapiens International Corporation N.V. 1992 Stock Option and Incentive Plan (the "1992 Stock Plan"). The 1992 Stock Plan provides that officers, directors, and employees of the Company will be eligible to receive awards of stock options and restricted stock. The 1992 Stock Plan is administered by a committee (the "Committee"), established by the Company's Board of Directors. Options granted under the 1992 Stock Plan may be "incentive stock options" ("ISOs"), within the meaning of section 422 of the Internal Revenue Code of 1986, as amended (the "Code"), or non-qualified stock options ("non-Qualified Stock Options"). Restricted stock may be granted in addition to or in lieu of any other award granted under the 1992 Stock Plan.

      By its terms, the 1992 Stock Plan terminated on April 2, 2002. On February 18, 2003, the Board of Directors authorized the extension of the 1992 Stock Plan for an additional 10 years, subject to approval of such extension by the Company's shareholders. It is desirable that the 1992 Stock Plan remain in effect so that the Company will be able to attract, motivate and retain talented employees and to continue to compete effectively in the employment marketplace for highly skilled personnel.

      A majority of the votes cast is required for approval of the extension of the 1992 Stock Plan until April 2, 2012.

               The Board of Directors Recommends a Vote FOR Item 6

7. Adoption of the Sapiens International Corporation N.V. 2003 Share Option Plan

      Since the adoption of the 1992 Stock Plan (see Item 6), there have been a number of legislative and other changes affecting stock options, including legislation enacted in 2002 amending the Israel Income Tax Ordinance (the "Ordinance"). Accordingly, subject to the approval of the shareholders, the Board of Directors has adopted a new share option plan, entitled the Sapiens International Corporation N.V. 2003 Share Option Plan (the "2003 Option Plan"). The text of the 2003 Option Plan is set forth in Appendix A to this proxy statement. The 2003 Option Plan, among other things, takes into account these changes and permits the grant of options to employees, directors, consultants and contractors of the Company and its affiliates in a manner intended to comply with, and benefit from, applicable tax laws and regulations in Israel.

      The 2003 Option Plan will be administered by a committee of the Board of Directors (the "Committee"). The Committee has the authority to designate grantees, designate the number of shares to be covered by each option and, subject to certain restrictions, specify the terms of the options.

      The Company has reserved 500,000 authorized but unissued Common Shares (par value 2.30 Euro per share) for purposes of both the 1992 Stock Plan and the 2003 Option Plan.

      The 2003 Option Plan, like the 1992 Stock Plan, is intended to strengthen the Company's ability to attract, motivate and retain key employees and other classes of permitted grantees and to continue to compete effectively in the employment marketplace for highly skilled personnel.

      A majority of the votes cast is required for approval of the adoption of the 2003 Option Plan.

               The Board of Directors Recommends a Vote FOR Item 7

8. Other Matters

      The Board of Directors knows of no other matters to be presented at the Meeting. If any additional matter should be presented properly, it is intended that the enclosed proxy will be voted in accordance with the discretion of the persons named in the proxy.

      Shareholders are urged to complete and return their proxies promptly in order, among other things, to ensure action by a quorum and to avoid the expense of additional solicitation. If the accompanying proxy is properly executed and returned in time for voting, and a choice is specified, the shares represented thereby will be voted as indicated thereon. If no specification is made, the proxy will be voted in favor of each of the proposals described in this Proxy Statement.

                                        By Order of the Board of Directors

                                        Yitzhak Sharir
                                        President and Chief Executive Officer

Curacao, Netherlands Antilles
Date: August 19, 2003

                                   APPENDIX A

                     Sapiens International Corporation N.V.
                             2003 Share Option Plan

                               A. NAME AND PURPOSE

      1. Name: This plan, as amended from time to time, shall be known as the "Sapiens International Corporation N.V. 2003 Share Option Plan" (the "Plan").

      2. Purpose: The purpose and intent of the Plan is to provide incentives to employees and directors, consultants and contractors of Sapiens International Corporation N.V., a company incorporated under the laws of the Netherlands Antilles (the "Company"), or any Affiliate thereof (as defined below) and any other entity which the Board of Directors of the Company (the "Board") shall decide their services are considered valuable to the Company, by providing them with opportunities to purchase Common Shares, nominal value of 2.30 euro each ("Shares") of the Company, pursuant to a plan approved by the Board which is designed to benefit from, and is made pursuant to, the provisions of either
Section 102 or Section 3(9) of the Israeli Income Tax Ordinance [New Version] 1961 (the "Ordinance"), as applicable, and the rules and regulations promulgated thereunder.

      "Affiliate" means any "employing company" within the meaning of Section 102(a) of the Ordinance.

                  B. GENERAL TERMS AND CONDITIONS OF THE PLAN

   3. Administration:

      3.1 The Board may appoint a Compensation Committee, which will consist of such number of directors of the Company, as may be fixed from time to time by the Board, but no fewer then two members of the Board. The Board shall appoint the members of the Committee, may from time to time remove members from, or add members to the Committee, and shall fill vacancies in the Committee however caused. Subject to applicable law and to the Company's incorporation documents and at the Board's sole discretion, the Compensation Committee will have the power to administer the Plan. However, notwithstanding the above, until the Board shall delegate administration to such committee, or if such delegation is not permitted by law, or if such committee shall cease to operate the Board will administer the Plan (the Compensation Committee or the Board, as applicable, shall hereinafter be referred to as the "Committee").

      3.2 The Committee shall select one of its members as its chairman (the "Chairman") and shall hold its meetings at such times and places, as it shall determine. The Committee may appoint a Secretary, who shall keep records of its meetings and shall make such rules and regulations for the conduct of its business, as it shall deem advisable.

      3.3 Subject to the general terms and conditions of this Plan and applicable law, the Committee shall have the full authority in its discretion, from time to time and at any time, to administer the Plan and to exercise all the powers and authorities either specifically granted to it under the Plan or necessary or desirable for, or incidental to, the administration of the Plan, including without limitation the authority to grant options to purchase Shares (the "Options"), to interpret the Plan and to determine (i) the persons ("Grantees") to whom Options shall be granted, (ii) the number of Shares subject to each Option, (iii) the exercise price for such Options, (iv) the time or times at which the same shall be granted, (v) the type of consideration payable with respect to the exercise price of Options and (vi) the schedule and conditions on which such Options may be exercised and on which such Shares shall be paid for (vii) the Fair Market Value (as defined below) of the Shares covered by each Option, (viii) alter any restrictions and conditions of any Options or Shares subject to any Options, (ix) interpret the provisions and supervise the administration of the Plan, (x) accelerate the right of an Optionee to exercise in whole or in part, any previously granted Option, (xi) prescribe, amend and rescind rules and regulations relating to the Plan, and (xii) make all other determinations deemed necessary or advisable for the administration of the Plan.

      "Fair Market Value" means as of any date, the value of a Share determined as follows:

            (a) If the Shares are listed on any established stock exchange or a national market system, including without limitation the NASDAQ National Market system, or the NASDAQ SmallCap Market of the NASDAQ Stock Market, the Fair Market Value shall be the closing sales price for such Shares (or the closing bid, if no sales were reported), as quoted on such exchange or system for the last market trading day prior to time of determination, as reported in the Wall Street Journal, or such other source as the Committee deems reliable;

            (b) Without derogating from the above, solely for the purpose of determining the tax liability pursuant to Section 102(b)(3) of the Ordinance, if at the Date of Grant the Company's shares are listed on any established stock exchange or a national market system or if the Company's shares are registered for trading within ninety (90) days following the Date of Grant, the Fair Market Value of a Share at the Date of Grant shall be determined in accordance with the average value of the Company's shares on the thirty (30) trading days preceding the Date of Grant or on the thirty (30) trading days following the date of registration for trading, as the case may be;

            (c) If the Shares are regularly quoted by a recognized securities dealer but selling prices are not reported, the Fair Market Value shall be the mean between the high bid and low asked prices for the Shares on the last market trading day prior to the day of determination, or;

            (d) In the absence of an established market for the Shares, the Fair Market Value thereof shall be determined in good faith by the Committee.

      3.4 Subject to the general terms and conditions of the Plan and the Ordinance, the Committee shall have the full authority in its discretion, to determine:

            (a) with respect to the grant of 102 Options (as defined in Section 5.1(a)(i) below) -- whether the Company shall elect the "Ordinary Income Route" under Section 102(b)(1) of the Ordinance (the "Ordinary Income Route") or the "Capital Gains Route" under Section 102(b)(2) of the Ordinance (the "Capital Gains Route") (each of the Ordinary Income Route or the Capital Gains Route -- a "Taxation Route") for the grant of 102 Options, and the identity of the trustee, subject to Board approval, who shall be granted such 102 Options in accordance with the provisions of this Plan and the then prevailing Taxation Route. If the Committee determines that the Company shall elect one of the Taxation Routes for the grant of 102 Options, the Company shall be entitled to change such election only following the lapse of one year from the end of the tax year in which 102 Options are first granted under the then prevailing Taxation Route; and

            (b) with respect to the grant of 3(9) Options (as defined in Section 5.1(a)(ii) below) -- whether or not 3(9) Options shall be granted to a trustee in accordance with the terms and conditions of this Plan, and the identity of the trustee who shall be granted such 3(9) Options in accordance with the provisions of this Plan.

            (c) For the avoidance of doubt, all 102 Options must be held in trust by a Trustee (as defined in Section 5.1(c) below), and as described in
Section 5.1(c) below.

      3.5 Notwithstanding the aforesaid, the Committee may, from time to time and at any time, grant 102 Options that will not subject to a Taxation Route, as detailed in Section 102(c) of the Ordinance ("102(c) Options").

      3.6 The Committee shall have the authority to grant, at its discretion, to the holder of an outstanding Option, in exchange for the surrender and cancellation of such Option, a new Option having a purchase price equal to, lower than or higher than the purchase price of the original Option so surrendered and canceled and containing such other terms and conditions as the Committee may prescribe in accordance with the provisions of the Plan.

      3.7 The Committee may, from time to time, adopt such rules and regulations for carrying out the Plan as it may deem necessary. The Committee may delegate to one or more of its members or to one or more agents such administrative duties as it may deem advisable, and the Committee or any person to whom it has delegated duties as aforesaid may employ one or more persons to render advice with respect to any responsibility the Committee or such person may have under the Plan. No member of the Board or of the Committee shall be liable for any act or determination made in good faith with respect to the Plan or any Option granted thereunder.

      3.8 The interpretation and construction by the Committee of any provision of the Plan or of any Option thereunder shall be final and conclusive and binding on all parties who have an interest in the Plan or any Option or Share issuance thereunder unless otherwise determined by the Board.

   4. Eligible Grantees:

      4.1 The Committee, at its discretion, may grant Options to any Employees (as defined below) and/or Non-Employees (as defined below) of the Company or of any Affiliate, all in accordance with Section 5.1(a) below.

       4.2 Anything in this Plan to the contrary notwithstanding, all grants of Options to directors and office holders shall be authorized and implemented only in accordance with the provisions of applicable law, as in effect from time to time.

       4.3 The grant of an Option to a Grantee hereunder, shall neither entitle such Grantee to participate, nor disqualify him from participating, in any other grant of options pursuant to this Plan or any other share option plan of the Company or of its Affiliates.

   5. Grant of Options, Issuance of Shares, Dividends and Shareholder Rights:

      5.1 Grant of Options and Issuance of Shares.

            (a) Subject to the provisions of the Ordinance and applicable law,

                  (i) all grants of Options to Employees (as defined below), shall be made only pursuant to the provisions of Section 102 of the Ordinance and the rules and regulations promulgated thereunder ("102 Options"), or any other section of the Income Tax Ordinance that will be relevant for such issuance in the future; and

                  (ii) all grants of Options to Non-Employees (as defined below) shall be made only pursuant to the provisions of Section 3(9) of the Ordinance and the rules and regulations promulgated thereunder ("3(9) Options"), or any other section of the Ordinance that will be relevant for such issuance in the future.

      "Employee" shall mean a person who is employed by the Company or its Affiliates, including an individual who is serving as director or an office holder, but excluding Controlling Shareholder.

      "Non-Employee" shall mean a consultant, adviser, service provider, Controlling Shareholder or any other person who is not an Employee.

      "Controlling Shareholder" shall have the meaning ascribed to it in Section 32(9) of the Ordinance.

            (b) Subject to Sections 7.1 and 7.2 hereof, the effective date of the grant of an Option (the "Date of Grant") shall be the date the Committee resolves to grant such Option or a later date specified by the Committee in its determination relating to the award of such Option and set forth in the Notice of Grant (as defined in Section 5.1(b) below). The Committee shall promptly give the Grantee written notice of the grant of an Option (the "Notice of Grant").

            (c) Trust. In the event 102 Options are granted under the Plan and/or Shares allocated or issued upon exercise of such 102 Options and/or other shares received subsequently following any realization of rights, including without limitation bonus shares, shall be allocated or issued to a trustee designated by the Committee in accordance with the provisions of Section 3.4 hereof and approved by the Israeli Commissioner of Income Tax, all in accordance with the provisions of Section 102(a) of the Ordinance (the "Trustee"). The Trustee shall hold each such Option and/or the Shares issued upon exercise thereof in trust (the "Trust") for the benefit of the Grantee in respect of whom such Option was granted (the "Beneficial Grantee").

            In accordance with and as required by Section 102 of the Ordinance and the rules and regulations promulgated thereunder, the tax treatment of 102 Options (and any Shares received upon exercise of such Options) in accordance with the Ordinary Income Route or Capital Gains Route, as applicable, shall be contingent upon the Trustee holding such 102 Options for a period (the "Trust Period") of at least (i) one year from the end of the tax year in which the 102 Options are granted, if the Company elects the Ordinary Income Route, or (ii) two years from the end of the tax year in which the 102 Options are granted, if the Company elects the Capital Gains Route, or (iii) such other period as shall be approved by the Israeli Commissioner of Income Tax. If the requirements for Approved 102 Options are not met, the Approved 102 Options may be treated as Unapproved 102 Options, all in accordance with the provisions of Section 102 and regulations promulgated thereunder.

            A Grantee granted 102 Options shall not sell or release from trust any Shares received upon exercise of a 102 Option and/or any share received subsequently following any realization of rights, including without limitation, bonus shares, (the "Exercised Shares") or such 102 Options from the Trust prior to the lapse of the Trust Period as required under Section 102 of the Ordinance. Notwithstanding the aforesaid, if any such sale or release occurs prior to the lapse of the Trust Period, the sanctions under Section 102(b)(4) of the Ordinance and Section 7 of the rules and regulations promulgated under Section 102 of the Ordinance shall apply to and shall be borne by such Grantee.

            Upon receipt of 102 Option, the Grantee will sign an undertaking to release the Trustee from any liability in respect of any action or decision duly taken and bona fide executed in relation with the Plan, or any 102 Option or Share granted to him thereunder.

            All certificates representing Shares issued to the Trustee under the Plan, for the benefit of the Grantee, shall be deposited with the Trustee, and shall be held by the Trustee until such time that such Shares are released from the Trust as herein provided.

            (d) Subject to the terms hereof, at any time after the Options have vested, with respect to any Options or Shares the following shall apply:

                  (i) Upon the written request of any Beneficial Grantee, the Trustee shall authorize release from the Trust the Options granted, and/or the Shares issued, on behalf of such Beneficial Grantee, by executing and delivering to the Company such instrument(s) as the Company may require, giving due notice of such release to such Beneficial Grantee;

                  (ii) Notwithstanding anything to the contrary and in addition, if the Company's Shares are listed on a stock exchange or admitted to trading on an electronic securities trading system (such as the Nasdaq Stock Market), upon the written instructions of the Beneficial Grantee to sell any Shares issued upon exercise of Options, the Company's designee shall effect such sale in accordance with the Beneficial Grantee's instructions. However, the Company's designee shall transfer such Shares and/or transfer ant consideration received therefore only after receiving the Trustee's full authorization to such an act following which the Company's designee shall be obligated to act in accordance with the Trustee's instructions. The Trustee shall withhold from such proceeds the amounts of any and all taxes required to be paid in respect of such sale and the Trustee shall remit the amount so withheld to the appropriate tax authorities and shall transfer the balance thereof directly to the Beneficial Grantee.

      5.2 Dividend. With respect to all Shares (but excluding, for avoidance of any doubt, any unexercised Options) allocated or issued upon the exercise of Options granted under the Plan by the Grantee and held by the Grantee or by the Trustee, as the case may be, shall entitle the Beneficial Grantee thereof to receive dividends with respect thereto in accordance with the quantity of such Shares, subject to the provisions of the Company's incorporation documents (and all amendments thereto) and subject to any applicable taxation on distribution of dividends, and when applicable subject to the provisions of Section 102 and the rules, regulations or orders promulgated thereunder.

      5.3 Shareholder Rights. The holder of an Option shall have no shareholder rights with respect to the Shares subject to the Option until such person shall have exercised the Option, paid the exercise price and become the recordholder of the purchased Shares.

   6. Reserved Shares: The Company has reserved 500,000 authorized but unissued Shares (par value 2.30 Euro per share) for purposes of the Plan and for the purposes of any other share option plans which have been adopted by the Company, subject to adjustments as provided in Section 11 hereof. Notwithstanding the aforesaid, the Committee shall have full authority in its discretion to determine that the Company may issue, for the purposes of this Plan, previously issued Shares that are held by the Company (treasury shares), from time to time. All Shares under the Plan, in respect of which the right hereunder of a Grantee to purchase the same shall, for any reason, terminate, expire or otherwise cease to exist, shall again be available for grant through Options under the Plan.

   7. Grant of Options:

      7.1 The implementation of the Plan and the granting of any Option under the Plan shall be subject to the Company's procurement of all approvals and permits required by regulatory authorities having jurisdiction over the Plan, the Options granted under it and the Shares issued pursuant to it.

      7.2 Without derogating from the foregoing, the Committee in its discretion may, subject to the provisions of the Ordinance, award to Grantees Options available under the Plan, provided however, that 102 Options granted under one of the Taxation Routes may be granted to the Trustee to be held in trust for the benefit of the Grantee for the period of time as required by the Section 102 or any rules or regulations promulgated thereunder.

      7.3 The Notice of Grant shall state, inter alia, the number of Shares subject to each Option, the Vesting Period (as defined below), the dates when the Options may be exercised, the exercise price, whether the Options granted thereby are 102 Options (and under which Taxation Route the Options are granted) or 3(9) Options, and such other terms and conditions as the Committee at its discretion may prescribe, provided that they are consistent with this Plan. Each Notice of Grant evidencing a 102 Option shall, in addition, be subject to the provisions of the Ordinance applicable to such options.

            The term "Vesting Period" of an Option means, for the purpose of the Plan and its related instruments, the period between the date of grant and the date on which the holder of an Option may exercise the Option.

      7.4 Validity of Options. Without derogating from the rights and powers of the Committee under Section 7.3 hereof, and without derogating from the provisions of Section 10 hereof, unless otherwise specified by the Committee, the Options shall be valid for a term of ten (10) years. The schedule pursuant to which such Options shall vest, and the Grantee thereof shall be entitled to pay for and acquire the Shares, shall be determined by the Committee.

      7.5 Acceleration of Vesting. Anything herein to the contrary in this Plan notwithstanding, the Committee shall have full authority to determine any provisions regarding the acceleration of the Vesting Period of any Option or the cancellation of all or any portion of any outstanding restrictions with respect to any Option upon certain events or occurrences, and to include such provisions in the Notice of Grant on such terms and conditions as the Committee shall deem appropriate.

   8. Exercise Price: The exercise price per Share subject to each Option shall be determined by the Committee in its sole and absolute discretion; provided, however, that such exercise price shall not be less than the par value of the Shares into which such Option is exercisable.

      The exercise price shall be payable upon the exercise of the Option in a form satisfactory to the Committee, including without limitation, by cash or check. The Committee shall have the authority to postpone the date of payment on such terms as it may determine.

      The exercise price shall be denominated in the currency of the primary economic environment of, either the Company or the Grantee (that is the functional currency of the Company or the currency in which the Grantee is paid) as determined by the Company.

   9. Exercise of Options:

      9.1 Options shall be exercisable pursuant to the terms under which they were awarded and subject to the terms and conditions of the Plan.

      9.2 The exercise of an Option shall be made by a written notice of exercise (the "Notice of Exercise") in such form and method as may be determined by the Company and when applicable, by the Trustee in accordance with the requirements of Section 102, which exercise shall be effective upon delivery of such notice by the Grantee to the Company or its designee at its principal executive office, specifying the number of Shares to be purchased and containing such other terms and conditions as the Committee shall prescribe from time to time.

      9.3 Anything herein to the contrary notwithstanding, but without derogating from the provisions of Section 10 hereof, if any Option has not been exercised and the Shares subject thereto not paid for within ten (10) years after the Date of Grant (or any shorter period set forth in the Notice of Grant), such Option and the right to acquire such Shares shall terminate, all interests and rights of the Grantee in and to the same shall ipso facto expire, and, if in connection therewith any Options are still held in the Trust as aforesaid, the Trust with respect thereto shall ipso facto expire, and the Shares subject to such Options shall again be available for grant through Options under the Plan, as provided for in Section 6 herein.

      9.4 Each payment for Shares shall be in respect of a whole number of Shares, and shall be effected in cash or by a bank's check payable to the order of the Company, or such other method of payment acceptable to the Company.

   10. Termination of Employment or Relationship:

      10.1 Except as provided in this Section 10.1 and in Section 10.2 hereof, an Option may not be exercised unless the Grantee is then in the service or employ of the Company or any of its Affiliates (or a company or a parent or affiliate of such company issuing or assuming the Option in a transaction to which Section 11.3 hereof applies), and unless the Grantee has remained continuously so employed or has continuously performed such services since the date of grant of the Option. If the employment of a Grantee shall terminate or Grantee shall cease performance of services for the Company or an Affiliate thereof (in either event, other than by reason of death or Disability, as the latter is defined below), all Options of such Grantee that are exercisable at the time of such termination or cessation may, unless earlier terminated in accordance with their terms, be exercised within ninety (90) days after the date of such termination or cessation; provided, however, that if a Grantee shall voluntarily cease employment or performance of services or the Company shall terminate the Grantee's employment for cause (as determined by the Committee), all Options theretofore granted to such Grantee shall, to the extent not theretofore exercised, terminate on the date of such termination or cessation unless otherwise determined by the Committee.

      10.2 Death or Disability of Grantee.

            (a) "Disability" shall mean the inability of a Grantee to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment that can be expected to result in death or that has lasted or can be expected to last for a continuous period of not less than 12 months.

            (b) If a Grantee shall die while employed by, or performing services for, the Company or an Affiliate thereof, or within ninety (90) days after the date of cessation of such Grantee's employment or performance of services other than as a result of termination for cause (or within such longer period as the Committee may provide), or if the Grantee's employment shall terminate or performance of services shall cease by reason of Disability, all Options theretofore granted to such Grantee (to the extent otherwise exercisable) may, unless earlier terminated in accordance with their terms, be exercised by the Grantee or by the Grantee's estate or by a person who acquired the right to exercise such Options by bequest or inheritance or otherwise by reason of the death or Disability of the Grantee, at any time within one year after the date of death or Disability of the Grantee. If an Option granted hereunder shall be exercised by the legal representatives of a deceased or former Grantee, written notice of such exercise shall be accompanied by a certified copy of letters testamentary or equivalent proof of the right of such legal representative to exercise such Option.

      10.3 With respect to 102(c) Option, if the Grantee ceases to be employed by the Company or any Affiliate, the Grantee shall provide to the Company and/or its Affiliate a security or guarantee for the payment of tax due at the time of sale of Shares, all in accordance with the provisions of Section 102 and the rules, regulation or orders promulgated thereunder.

   11. Effect of Certain Changes:

      11.1 If there is any change in the Shares through the declaration of extraordinary dividends, stock dividends, recapitalization, stock splits, or combinations or exchanges of such shares, or other similar transactions, the number of Shares available for awards, the number of such shares covered by outstanding awards, and the price per share of Options shall be proportionately adjusted by the Committee to reflect such change in the issued Shares; provided, however, that any fractional shares resulting from such adjustment shall be eliminated.

      11.2 Unless otherwise provided by the Board, in the event of the proposed dissolution or liquidation of the Company or in the event of any proposed corporate separation or division, including, but not limited to, split-up, split-off or spin-off or in the event of other similar transactions, all outstanding Options will terminate immediately prior to the consummation of such proposed action. In such case, the Committee may provide that each award granted under the Plan shall terminate as of a date to be fixed by the Committee and that not less than thirty (30) days' written notice of the date so fixed shall be given to each Grantee, who shall have the right, during the period of thirty
(30) days preceding such termination, to exercise his Option, including any Option which would not otherwise be exercisable.

      11.3 In the event of a proposed sale of all or substantially all of the assets of the Company or the merger of the Company with or into another corporation, any award then outstanding shall be assumed or an equivalent award shall be substituted by such successor corporation or a parent or subsidiary of such successor corporation, unless such successor corporation does not agree to assume the award or to substitute an equivalent award, in which case the Committee shall, in lieu of such assumption or substitution, provide for the realization of such outstanding awards in the manner set forth in Section 11.2 above.

      11.4 In the event of a change in the Company's Shares as presently constituted that is limited to a change of all of its authorized shares of Common Stock into the same number of shares with a different par value or without par value, the shares resulting from any such change shall be deemed to be the Shares within the meaning of the Plan.

      11.5 Except as herein before expressly provided in this Section 11, the Grantee of an award hereunder shall have no rights by reason of any subdivision or consolidation of shares of stock of any class or the payment of any stock dividend or any other increase or decrease in the number of shares of stock of any class or by reason of any dissolution, liquidation, merger, or consolidation or spin-off of assets or stock of another company; and any issue by the Company of shares of stock of any class, or securities convertible into shares of stock of any class, shall not affect, and no adjustment by reason thereof shall be made with respect to, the number or price of Shares subject to an award. The grant of an award pursuant to the Plan shall not affect in any way the right or power of the Company to make adjustments, reclassifications, reorganizations or changes of its capital or business structures or to merge or to consolidate or to dissolve, liquidate or sell, or transfer all or part of its business or assets or engage in any similar transactions.

   12. Limitations on Transfer: No Option shall be assignable or transferable by the Grantee to whom granted otherwise than by will or the laws of descent and distribution, and an Option may be exercised during the lifetime of the Grantee only by such Grantee or by such Grantee's guardian or legal representative. The terms of such Option shall be binding upon the beneficiaries, executors, administrators, heirs and successors of such Grantee.

      Any such action made directly or indirectly, and whether intended to take effect immediately or at a future date, shall be void.

      As long as the Shares are held by the Trustee on behalf of the Grantee, all rights of the Grantee over the Shares are personal, cannot be transferred, assigned, pledged or mortgaged, other than by will or pursuant to the laws of descent and distribution.

   13. Term and Amendment of the Plan:

      13.1 The Plan shall become effective as of the date approved by the Board, subject to the approval of the Plan by the shareholders of the Company, and terminate on the earlier of (i) the tenth anniversary of such date or (ii) the termination of all outstanding Options as provided in Section 11 hereof. All Options outstanding at the time of a clause (i) termination event shall continue to have full force and effect in accordance with the provisions of the Plan and the documents evidencing such Options.

      13.2 Subject to applicable laws, the Board shall have complete and exclusive power and authority to amend, modify, suspend or terminate the Plan in any or all respects. Notwithstanding the foregoing, and without limiting the circumstances in which shareholder approval may be required by applicable laws, rules or regulations, any amendment that would materially increase the aggregate number of Shares as to which awards may be granted under the Plan, materially increase the benefits accruing to Grantees under the Plan, materially modify the requirements as to eligibility for participation in the Plan or expand the types of awards available under the Plan shall be subject to the approval of the holders of a majority of the Shares issued and outstanding, except that any such increase or modification that may result from adjustments authorized by Section 11 shall not require such approval. Except as provided in Section 11 hereof, no such amendment or modification shall adversely affect any rights and obligations with respect to Options at the time outstanding under the Plan, unless the Grantee consents to such amendment or modification.

      13.3 The Company shall obtain the approval of the Company's shareholders for the adoption of this Plan or for any amendment to this Plan, if shareholders' approval is necessary or desirable to comply with any applicable law including without limitation the securities law of the United States or the securities laws of other jurisdiction applicable to Options granted to Grantees under this Plan, or if shareholders' approval is required by any authority or by any governmental agencies or national securities exchanges including without limitation the US Securities and Exchange Commission.

   14. Withholding and Tax Consequences: The Company's obligation to deliver Shares upon the exercise of any Options granted under the Plan shall be subject to the satisfaction of all applicable income tax and other compulsory payments withholding requirements. All tax consequences and obligations (of the Company or the Grantee) regarding any other compulsory payments arising from the grant or exercise of any Option, from the payment for Shares covered thereby or the subsequent disposition of Shares subject thereto or from any other event or act (of the Company and/or its Affiliates, the Trustee or the Grantee) hereunder, shall be borne solely by the Grantee. The Company and/or its Affiliates and/or the Trustee shall withhold taxes according to the requirements under the applicable laws, rules, and regulations, including withholding taxes at source. Furthermore, the Grantee shall indemnify the Company and/or its Affiliates and/or the Trustee, as applicable, and hold them harmless against and from any and all liability for any such tax or other compulsory payment, or interest or penalty thereon, including without limitation, liabilities relating to the necessity to withhold, or to have withheld, any such tax or other compulsory payment from any payment made to the Grantee.

      The Company and/or, when applicable, the Trustee shall not be required to release any Share certificate to a Grantee until all required payments have been fully made.

   15. Miscellaneous:

      15.1 Continuance of Employment. Neither the Plan nor the grant of an Option thereunder shall impose any obligation on the Company or any of its Affiliates to continue the employment or service of any Grantee. Nothing in the Plan or in any Option granted thereunder shall confer upon any Grantee any right to continue in the employ or service of the Company or any of its Affiliates for any period of specific duration, or interfere with or otherwise restrict in any way the right of the Company to terminate such employment or service at any time, for any reason, with or without cause.

      15.2 Governing Law. The Plan and all instruments issued thereunder or in connection therewith, shall be governed by, and interpreted in accordance with, the laws of the State of Israel.

      15.3 Use of Funds. Any proceeds received by the Company from the sale of Shares pursuant to the exercise of Options granted under the Plan shall be used for general corporate purposes of the Company.

      15.4 Multiple Agreements. The terms of each Option may differ from other Options granted under the Plan at the same time, or at any other time. The Committee may also grant more than one Option to a given Grantee during the term of the Plan, either in addition to, or in substitution for, one or more Options previously granted to that Grantee. The grant of multiple Options may be evidenced by a single Notice of Grant or multiple Notices of Grant, as determined by the Committee.

      15.5 Non-Exclusivity of the Plan. The adoption of the Plan by the Board shall not be construed as amending, modifying or rescinding any previously approved incentive arrangement or as creating any limitations on the power of the Board to adopt such other incentive arrangements as it may deem desirable, including, without limitation, the granting of stock options otherwise than under the Plan, and such arrangements may be either applicable generally or only in specific cases.

      15.6 Government Regulations. This Plan, the grant and exercise of Options hereunder, and the obligation of the Company to sell and deliver shares under such Options, shall be subject to all applicable laws, rules, and regulations, whether of the State of Israel or of the United States or any other State having jurisdiction over the Company and the Grantee including the registration of the shares under the United States Securities Act of 1933, and to such approvals by any governmental agencies or national securities exchanges as may be required.

                                     * * *

SAPIENS INTERNATIONAL CORPORATION N.V.

Information for Proxy Card/Voter Information Form

Meeting Date: September 16, 2003

Record date: Close of business, August 7, 2003

Resolutions:

1. To approve the Board of Directors' annual report on the management of the business of the Company for the year ended December 31, 2002.

2. To approve and adopt the Company's Consolidated Balance Sheet as of December 31, 2002 and the related Consolidated Statements of Operations (profit and loss account) and Cash Flows for the year then ended.

3. To approve the discharge of the Board of Directors for the management of the affairs of the Company for the year ended December 31, 2002.

4. To elect the following slate of nominees to the Board of Directors of the Company to serve as managing directors of the Company until the next annual general meeting of shareholders of the Company: Ron Zuckerman, Yitzhak Sharir, Yeoshua Agassi, Yocheved Dvir, Dan Goldstein, Gad Goldstein, Rammy Ringel, Naamit Salomon and Intertrust (Curacao) N.V.

5. To approve the appointment of Kost, Forer & Gabbay a member of Ernst & Young International as independent public accountants to audit the accounts of the Company for the year ending December 31, 2003.

6. To approve the extension of the Company's 1992 Stock Option and Incentive Plan for an additional 10 years.

7. To approve the adoption of the Sapiens International Corporation N.V. 2003 Share Option Plan.

8. To transact such other business and to take action upon such other matters as may properly come before the meeting or any adjournment thereof.